KKR Real Estate Select Trust Inc.

30 Hudson Yards

New York, NY 10001

May 14, 2021

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn.: Christopher Bellacicco and Lauren Hamilton

Re:	KKR Real Estate Select Trust Inc.
Registration Statement on Form N-2
File No. 333-238753

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, KKR Real Estate Select Trust Inc. (the “Fund”) hereby respectfully requests acceleration of the effective date of the above captioned Registration Statement on Form N-2 so that it will become effective by 10:00 A.M., Eastern Time, on May 18, 2021 or as soon as practicable thereafter. KKR Capital Markets LLC, the Fund’s distributor, joins in the request of the Fund for acceleration.

Very truly yours,

KKR Real Estate Select Trust Inc.

By:	/s/ Lori Hoffman
Name:	Lori Hoffman
Title:	Chief Legal Officer and Secretary

KKR Capital Markets LLC

By:	/s/ Adam Smith
Name:	Adam Smith
Title:	Chief Executive Officer